                                                                 Exhibit (c)2


[DAIN BOSWORTH LOGO]                               CORPORATE FINANCE DEPARTMENT
INVESTMENT SERVICES
  ---------------
 INVESTMENT BANKING



June 16, 1997

The Board of Directors
Arden Industrial Products, Inc.
560 Oak Grove Parkway
Vadnais Heights, Minnesota  55127

Ladies and Gentlemen:

You have requested our opinion, as of the date hereof, as to the fairness, from a financial point of view, to the stockholders of Arden Industrial Products, Inc. ("Arden" or the "Company") of the consideration to be received in connection with transactions contemplated by an Agreement and Plan of Merger dated June 16, 1997 (the "Agreement") between the Company, Park-Ohio Industries, Inc. ("Park-Ohio"), and a wholly-owned subsidiary of Park-Ohio ("Merger Sub"). The Agreement provides for a cash tender offer by Merger Sub for all of the issued and outstanding shares of common stock of the Company (the "Common Stock") at a price of $6.00 per share (the "Offer") and for a subsequent merger of Merger Sub with and into the Company pursuant to which each outstanding share of Common Stock (other than shares that are owned by Park-Ohio, Merger Sub or any other wholly-owned subsidiary of Park-Ohio or shares held by dissenting shareholders who perfect their dissenter rights under Minnesota law) will be converted into the right to receive $6.00 in cash (the "Merger"). In addition, pursuant to the Agreement, each outstanding option to purchase a share of Common Stock shall be converted into the right to receive cash equal to the difference between $6.00 and the exercise price for such option. Also, the Agreement contains various other terms and conditions, including a requirement that Arden's stockholders approve the Merger if Merger Sub does not acquire sufficient Common Stock in the Offer to effect a short form merger in the state of Minnesota.

Dain Bosworth Incorporated ("Dain Bosworth"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes. In the ordinary course of business, Dain Bosworth has published research materials on Arden and other companies that distribute industrial products. Also, Dain Bosworth has acted as a market maker in the equity securities of Arden and such other companies and, accordingly, periodically may have positions in such securities. In May 1997, Dain Bosworth was retained as the Company's financial advisor with respect to (i) an analysis of strategic alternatives and (ii) any transaction arising from such analysis of alternatives. Dain Bosworth's duties as financial advisor to the Company included assisting Arden in identifying and contacting parties that might be interested in purchasing the Company. Dain Bosworth will receive a fee for its services, a portion of which is contingent upon the consummation of the Merger, and will be indemnified against certain liabilities that may arise from activities related to our engagement.



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Dain Bosworth Plaza           (612) 371-2800        Dain Bosworth
60 South Sixth Street         Fax (612) 371 2763    Member NYSE/SIPC
P.O.Box 1160                                        An Interra Financial Company
Minneapolis, MN 55440-1160

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The Board of Directors
Arden Industrial Products, Inc.
Page 2

In connection with this opinion, we have, among other things, reviewed (i) the Agreement; (ii) certain historical financial information for the Company and Park-Ohio; (iii) certain projected financial information for the Company furnished by the management of Arden; and (iv) certain publicly available data relative to the Company and Park-Ohio. We visited the Company's offices and made inquiries of the management of the Company regarding the past and current business operations, financial condition, and future prospects for the Company. In addition, we have held discussions with the senior management of the Company and Park-Ohio to understand the reasons for completing the Offer and the Merger.

We have compared financial information on Arden to similar information for certain companies deemed comparable to the Company and have reviewed stock market information on such companies that have publicly traded securities. Also, we have reviewed, to the extent publicly available, the financial terms of certain acquisition transactions involving companies operating businesses deemed similar to that of the Company and analyzed the general economic outlook for companies that distribute industrial products.

In conducting our review and in rendering our opinion, we have assumed and relied upon the accuracy, completeness and fairness of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independent verification of such information. It is understood that we were retained by the Board of Directors of the Company, and that the Board of Directors has not looked to us for independent verification with respect to the financial and other information provided to us or publicly available. We have further relied upon the assurances of the management of the Company that it is not aware of any facts that would make the information supplied to us, or publicly available, inaccurate or misleading. With respect to the financial projections for the Company, management of the Company has represented that such projections have been reasonably prepared on a basis reflecting management's best currently available estimates and judgment as to the future financial performance of the Company.

We did not make an independent appraisal of the assets or the liabilities of the Company, and we do not express an opinion regarding the liquidation value or solvency of the Company. In addition, we do not express any opinion as to the prices at which shares of the Company's common stock may trade following the date of this opinion, at the closing date for the Merger, or at any later time in the future if the Merger is not consummated. Our opinion as expressed herein is limited to the fairness to the stockholders of Arden, from a financial point of view, of the $6.00 per share cash consideration to be received by stockholders of the Company pursuant to the Offer and the Merger, and it does not address the Company's underlying business decision to proceed with the Merger. Our opinion is based upon general market, economic, financial, monetary and other conditions as they exist and can be evaluated, and the information available to us, as of the date hereof.

This opinion is not a recommendation as to how any stockholder should vote at the meeting that could be held to vote upon the Merger. Also, this opinion may not be reproduced, quoted, published or otherwise used or referred to in any manner, nor shall any public reference to Dain Bosworth be made, without our prior written consent, except that the Company may include this letter in proxy statements or similar

DAIN BOSWORTH INCORPORATED
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The Board of Directors
Arden Industrial Products, Inc.
Page 3


documents distributed to shareholders and in filings with the Securities and Exchange Commission, provided that any such disclosure shall first be submitted to Dain Bosworth for its approval.

Based upon and subject to the foregoing, and other matters that we considered relevant, it is our opinion that, as of the date hereof, the $6.00 per share cash consideration to be received by stockholders of the Company pursuant to the Offer and the Merger is fair to the stockholders of Arden Industrial Products, Inc. from a financial point of view.

Very truly yours,


/s/ Dain Bosworth Incorporated
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DAIN BOSWORTH INCORPORATED




DAIN BOSWORTH INCORPORATED